August 7, 2014

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jacqueline Kaufman

Re:	Cnova N.V.
Registration Statement on Form F-1
Initially Submitted on June 4, 2014
Reg. No. 333-196521

Dear Ms. Kaufman:

On behalf of our client, Cnova N.V., a Dutch company (the “Company”), we submit herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was initially submitted to the Commission on June 4, 2014, and Amendment No. 1 thereto was submitted to the Commission on July 14, 2014.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated July 28, 2014 (the “Comment Letter”).

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to page numbers in Amendment No. 2.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

In addition, (i) in response to comment 3 contained in the Staff’s letter dated June 30, 2014, enclosed for the Staff’s consideration as Annex A to this letter is a draft form of Exhibit 5.1 to the Registration Statement (Opinion of NautaDutilh N.V., Dutch counsel to Cnova N.V., as to the validity of the ordinary shares being issued) and (ii) in response to comment 4 contained in the Staff’s letter dated June 30, 2014, enclosed for the Staff’s consideration as Annex B to this letter are relevant portions of independent support materials for a statement of competitive position of the Company added in Amendment No. 2, marked to highlight the applicable portions or sections of the support materials containing the statements or statistics included in the Registration Statement and cross-referenced to the relevant locations in Amendment No. 2.  The Company confirms to the Staff that all these support materials for the additional statement included in Amendment No. 2 are publicly available free of charge, and that it was not commissioned by the Company for inclusion in the Registration Statement. Since the independent support materials are not in English, the Company has prepared English translations of the applicable portions of the materials to facilitate the Staff’s review.

Market and Industry Data, page ii

1.                                      We note your response to comment 6 in our letter dated June 30, 2014. Please delete as inappropriate the statement that neither you nor the underwriters have verified the third-party data or the underlying assumptions therein.

Response:

The Company has revised the disclosure on page ii of Amendment No. 2 in response to the Staff’s comment.

Summary, page 1

Risk Factors, page 3

2.                                      It does not appear that the bullets in this section actually describe risks to investors. As examples only, it is unclear what risk is being described by “competition in the markets in which we operate” or “maintaining and enhancing our brands.” Please revise each bullet to clearly identify the risk to investors that is being described.

Response:

The Company has revised the disclosure on pages 3-4 of Amendment No. 2 in response to the Staff’s comment.

Risk Factors, page 12

3.                                      Please include a risk factor describing the risks relating to the fact that you have opted out of various corporate governance rules. In this regard, we note your disclosure on pages 131-132.

Response:

The Company has revised the disclosure on pages 39-40 of Amendment No. 2 in response to the Staff’s comment and kindly refers the Staff to the risk factors entitled “We will be a ‘controlled company’ within the meaning of the NASDAQ rules.  As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements” and “We are a foreign private issuer under the U.S. securities laws and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements” included therein.

Certain of our directors…, page 38

4.                                      We note your response to comment 16 in our letter dated June 30, 2014. It appears that one of the risks intended to be addressed by this risk factor is the risk that your directors and officers who also serve as directors and officers of your Parent Companies may have to choose between the interests of the Parent Companies to which they have fiduciary duties and your interests and, as a result, may make decisions that conflict with the best interests of you or your stockholders in favor of the Parent Companies. If true, please revise accordingly.

Response:

The Company has revised the disclosure on pages 40-41 of Amendment No. 2 in response to the Staff’s comment.

Capitalization, page 47

5.                                      Please tell us why you believe it is appropriate to include the “Current account of Cdiscount with Casino” in the table. Please also add disclosure to clarify what this amount represents and why it is properly included in the table.

Response:

The Company has revised the disclosure on page 49 of Amendment No. 2 in response to the Staff’s comment. The Company has removed the “Current account of Cdiscount with Casino” from “Total cash, cash equivalent” in the table on page 49 of Amendment No. 2, shown as of June 30, 2014, since the balance of the current account of Cdiscount with Casino is a liability of the Company as of June 30, 2014, while it was an asset of the Company as of December 31, 2013, which was the period shown in Amendment No. 1.

Management, page 127

6.                                      We note that you deleted the disclosure relating to the Management Incentive Plan on page 136. However, according to the exhibit index, this plan remains a material contract that will be filed as an exhibit to the registration statement. Please revise your disclosure to describe this plan, or advise.

Response:

The Company respectfully advises the Staff that it has been in the process of putting in place management incentive arrangements to be adopted prior to the initial public offering.  The structure of these arrangements has now been decided and these arrangements are disclosed on pages 70 and 142-143 of Amendment No. 2.  The exhibit index to the Registration Statement has been updated to reflect that the related documents will be filed by amendment.

Principal Shareholders, page 138

7.                                      We note your response to comment 36 in our letter dated June 30, 2014 and re-issue that comment. It does not appear that your have disclosed the public companies or natural persons with sole or shared voting or investment control over the entities identified in our previous comment. If any of the companies identified in the footnotes as sharing voting or investment control over the entities identified in our previous comment are public companies, please disclose that that is the case. Otherwise, please identify the natural persons, including the members of Mr. Naouri’s family, who have sole or shared voting or investment control over the entities identified in our previous comment.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 147-148 of Amendment No. 2 to indicate that each of Casino, Guichard-Perrachon S.A. (EPA: CO), Companhia Brasileira de Distribuição (NYSE: CBD), Via Varejo S.A. (BVMF: VVAR) and Almacenes Éxito S.A. (BVC: EXITO) is a public company.

The Company has also revised the disclosure on pages 147-148 to note that Mr. Naouri may be deemed to have sole voting and investment control over each of Casino Guichard-Perrachon, S.A., Dutch HoldCo, Companhia Brasileira de Distribuição, Via Varejo S.A. and Almacenes Éxito S.A.  The revised disclosure notes that a portion of Mr. Naouri’s interest in Euris S.A.S. is held through a “usufruct interest with respect to the 45.0% of Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits.”  In addition, Mr. Naouri’s controlling interest in Euris S.A.S. prevents his children from exercising any voting or investment control over the entity, including any decisions Euris S.A.S. may take with respect to its direct and indirect holdings.  Mr. Naouri’s children are also prevented from transferring their interests in Euris S.A.S. without Mr. Naouri’s consent.  The Company respectfully submits to the Staff that, as a result of the substantial restrictions imposed on the interest of Mr. Naouri’s children by his usufruct interest, Mr. Naouri retains sole voting and investment control over Euris S.A.S. and, consequently, Mr. Naouri’s children should not be considered to have shared voting or investment control over, or any beneficial interest in, any ordinary shares or special voting depositary receipts for special voting shares of the Company.

Certain Relationships and Related Party Transactions, page 141

8.                                      We note your response to comment 33 in our letter dated June 30, 2014. Your revised disclosure indicates that two board members were selected “pursuant to the Framework and IPO Agreement,” two by Casino, one by CBD and one by Via Varejo. Please revise your disclosure to describe the method by which the nine members of your board will be selected pursuant to the Framework and IPO Agreement.

Response:

The Company has revised the disclosure on page 149 of Amendment No. 2 in response to the Staff’s comment.

Financial statements, page F-1

Audited combined financial statements of Cnova N.V., page F-2

Combined balance sheets, page F-5

9.                                      We note that the 2013 balances of current financial debt and non-current financial debt differ from the amounts disclosed in Note 24. Please revise or advise.

Response:

The Company has revised Note 24 on page F-52 of Amendment No. 2 in response to the Staff’s comment.

Combined statements of changes in combined equity, page F-7

10.                               We reviewed your response and revisions made in response to comment 40 in our letter dated June 30, 2014. Reference is made to Note 4. We note that you gained control of Monshowroom on September 3, 2013. Please tell us how the non-controlling interest of Monshowroom is reflected in this statement.

Response:

The Company respectfully advises the Staff that, as described in Note 4 on pages F-30-31 of Amendment No. 2, Cdiscount Group obtained the control of Monshowroom on September 2, 2013, by acquiring an additional 0.04% ownership interest, which provided Cdiscount Group with the majority of voting rights.

Cdiscount Group granted a put option to minority shareholders on the remaining shares, as described in Note 4. The put option granted to minority interest has been accounted for in accordance with paragraph 23 of IAS 32, which provides, in relevant part, that “a contract that contains an obligation for an entity to purchase its own equity instruments for cash or another financial asset gives rise to a financial liability for the present value of the redemption amount. The financial liability is recognized initially against equity.”

On the acquisition date, the Company recorded a €10.5 million financial debt for the put option representing the fair value of the €10.3 million non-controlling interest which was not recognized. The Company kindly refers the Staff to Note 24 on page F-52 in Amendment No. 2 for additional information regarding financial debt.

1.23 Fulfillment expenses, page F-24

11.                               We reviewed your response to comment 49 in our letter dated June 30, 2014. Please explain to us why you believe it is appropriate to fully record extended warranty sales at Cdiscount at the time the product is sold rather than the period covered by the warranty. In doing so, please refer us to the authoritative literature that applies. In addition, please tell us the overall profitability of your warranty transactions and your consideration of discussing the financial impact of these transactions in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

The Company respectfully advises the Staff that depending on the category of product offered, the service of the extended warranty is negotiated and contracted with external warranty service providers. These external warranty service providers provide the appropriate services to the customer and bear all associated costs.

When ordering a product, customers are offered an extended warranty at a price set by Cdiscount.  When a customer purchases a warranty, Cdiscount advises the relevant external warranty service provider that a Cdiscount customer has selected an extended warranty in connection with the purchased product. Cdiscount is immediately charged the negotiated extended warranty service by the external warranty service provider, regardless of whether the customer utilizes the warranty.  Cdiscount acts as principal and, accordingly, it fully records the extended warranty sales at the time the product is sold.  The extended warranty revenue included in Net sales was €9.3 million in 2011, €12.0 million in 2012 and €16.0 million in 2013.

When selling extended warranties, the Company considered paragraph 13 of IAS 18 to conclude that the sale of the product and the warranty are linked transactions.  Warranties are not separate products or services that are sold on a stand-alone basis.  Therefore, the Company respectfully submits that warranties should not be discussed or analyzed in Management’s Discussion and Analysis of Financial Condition and Results of Operations separately from the sale of the underlying products.

12.                               Please tell us whether you have recognized a provision under your extended warranties and your consideration of providing the disclosures required by IAS 37.

Response:

The Company kindly advises the Staff that service of extended warranties is assumed by external warranty service providers who bear all related costs, regardless of whether Cdiscount’s customer utilizes the extended warranty.  Accordingly, the Company does not recognize a provision related to its extended warranties and, as a result, does not need to provide the disclosures required by IAS 37.  The Company kindly refers the Staff to the response to Comment 11 above for further discussion of extended warranties.

1.30 Authorization for issue of the combined financial statements, page F-26

13.                               Please tell us your consideration of restating your fiscal 2011 financial statements in light of the errors discussed in the last bullet point on page F-26.

Response:

The Company kindly advises the Staff that the Nova Pontocom Reorganization and the Reorganization were completed on July 21 and July 24, 2014, respectively.

As a consequence, Amendment No. 2 includes the consolidated financial statements of Cnova as of and for the years ended December 31, 2011, 2012 and 2013, which the Company is filing for the first time with the Commission.

The executive and non-executive directors of the Company have formally authorized the Company’s consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013, for issue on August 7, 2014.

The restatement disclosures required by IAS 8 are:

•                  the nature of the adjustments;

•                  their impact for each period presented; and

•                  their impact on the opening balance sheet of the earliest period presented.

The Company respectfully submits to the Staff that the restatement disclosures applicable under IAS 8, which were included in Note 1.30 to the Company’s combined financial statements included in Amendment No. 1 and have been included in the Company’s newly authorized consolidated financial statements included in Amendment No. 2, comply with IAS 8.

Note 2 Pro forma earnings per share (unaudited), page F-27

14.                               We reviewed your response and revisions made in response to comment 51 in our letter dated June 30, 2014. Given the combination of NPC on July 2, 2012, please tell us your consideration of using only the number of Cnova shares to be given to Cdiscount in your calculations of fiscal 2012 and 2011 weighted average number of ordinary shares for the periods prior to July 2, 2012.

Response:

The Company has revised Note 2 and the statement of changes in consolidated equity on pages F-28 and F-7 of Amendment No. 2, respectively, in response to the Staff’s comment. These changes reflect retrospectively the number of shares of Cnova issued in exchange for Cdiscount Group over the periods presented, plus, only from July 2, 2012, the shares of Cnova issued in exchange for Nova Pontocom.

Note 8 Taxes, page F-34

15.                               We reviewed your response to comment 58 in our letter dated June 30, 2014. Please disclose the evidence supporting the fiscal 2013 recognition of a deferred tax asset for unused tax losses. Refer to paragraph 82 of IAS 12.

Response:

The Company has revised Note 8 on pages F-35-38 of Amendment No. 2 in response to the Staff’s comment.

Note 16 Property and equipment, net, page F-41

16.                               We reviewed your responses to comments 64 and 65 in our letter dated June 30, 2014. Reference is made to the other columns in the first tables on pages F-42 and F-43. Your responses state that these columns include in progress assets. Please explain to us why these in progress assets are being depreciated and amortized referencing the authoritative literature relied upon.

Response:

The Company has revised Notes 16 and 17 on pages F-42-43 and F-43-44 of Amendment No. 2, respectively, in response to the Staff’s comment.  The “Other” column in such Notes included both intangible or tangible assets in progress and other assets in use. However, assets in progress are not amortized. Accordingly, such Notes have been revised to present the reclassification of assets in progress in separate lines in the tables.

Note 21 Share-based payments, page F-46

17.                               We reviewed your response to comment 68 in our letter dated June 30, 2014. Please tell us how the fair value of Nova.com shares underlying the NPC options was determined. In addition, reference is made to the second table on page F-48. Please tell us whether the amounts disclosed as “Fair value of option on the grant date” represents the fair value or the strike price of the options granted. If the latter, please revise to disclose the fair value.

Response:

The Company respectfully advises the Staff that the plan was granted in 2010 when Nova Pontocom was a private company. The Company’s management used the Black & Scholes option valuation model to estimate the fair value of the options, estimating the fair value of Nova Pontocom shares underlying the options using a comparable competitor’s public information.

The Company has revised the disclosure on page F-49 of Amendment No. 2 in response to the Staff’s comment by clarifying that the caption “Fair value of option on the grant date” in the second table represents the fair value of the equity instrument (option) granted, and not the strike price.

Note 27 Financial risk management objectives and policies, page F-53

18.                               We reviewed your response and revisions made in response to comment 72 in our letter dated June 30, 2014. Reference is made to the last table on page F-54 and the tables in Note 11. Based on the tables in Note 11, the “Impairment Losses” column in the table on page F-54 appears to represent accumulated losses on trade receivables. Please revise the table on page F-54 to clarify. In addition, please further explain to us what the “Impaired receivables” column in the table on page F-54 represents and reconcile it to the gross and net total of trade receivables.

Response:

The Company has revised the table on page F-55 of Amendment No. 2 in response to the Staff’s comment.

The Company respectfully advises the Staff that the table shows the aging of the Company’s trade receivables and reconciles with the net amount of trade receivables. The “impaired receivables,” which have been relabeled “Doubtful receivables” in the table, are the gross amount of doubtful receivables subject to the depreciation which is described in “Impairment losses” in the table.

Audited consolidated financial statements of Nova Pontocom Comercio Eletronico S.A.

19.                               We reviewed your response to comment 76 in our letter dated June 30, 2014. In order to comply with Item 8.A.5 of form 20-F and Rule 3-05 of Regulation S-X, please provide interim financial statements required by Rule 3-02 of Regulation S-X.

Response:

The Company has included June 30, 2012 unaudited interim consolidated financial statements of Nova Pontocom in Amendment No. 2 in response to the Staff’s comment.

*      *      *

Please do not hesitate to contact Joshua G. Kiernan at +44 20 7532 1408 or Andrew Weisberg at (212) 819-8980 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP